EXHIBIT 99.2

TSX: FF | OTCQX: FFMGF | FRANKFURT: FMG

MANAGEMENT’S

DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2

www.firstmininggold.com | 1-844-306-8827

Page 1

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

TABLE OF CONTENTS

COMPANY OVERVIEW AND STRATEGY	3

2022 HIGHLIGHTS	3

SELECT FINANCIAL INFORMATION	5

ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS (1)	6

MINERAL PROPERTY PORTFOLIO GOLD RESERVES (1)	6

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)	7

MINERAL PROPERTY PORTFOLIO REVIEW	8

SELECT QUARTERLY FINANCIAL INFORMATION	24

RESULTS OF CONTINUING OPERATIONS	25

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES.	27

FINANCIAL INSTRUMENTS.	28

RELATED PARTY TRANSACTIONS.	28

OFF-BALANCE SHEET ARRANGEMENTS.	28

NON-IFRS MEASURES.	29

ACCOUNTING POLICIES.	29

CRITICAL ACCOUNTING ESTIMATES.	29

CRITICAL ACCOUNTING JUDGMENTS	29

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED	30

RISKS AND UNCERTAINTIES	30

QUALIFIED PERSONS	33

SECURITIES OUTSTANDING	33

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING	34

FORWARD-LOOKING INFORMATION	35

CAUTIONARY NOTE TO U.S. INVESTORS	35

Page 2

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

GENERAL

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Mining Gold Corp. (the “Company” or “First Mining”) for the three and nine months ended September 30, 2022, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, using policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The unaudited condensed interim consolidated financial statements should also be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021, which are prepared in accordance with IFRS as issued by the International Accounting Standards Board.  These documents along with additional information on the Company, including the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2021, are available under the Company’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov.

In this MD&A, unless the context otherwise requires, references to the “Company”, “First Mining”, “we”, “us”, and “our” refer to First Mining Gold Corp. and its subsidiaries.

This MD&A contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws. See the section in this MD&A titled “Forward-Looking Information” for further details. In addition, this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ in certain material respects from the disclosure requirements of United States securities laws, particularly with respect to the disclosure of mineral reserves and mineral resources. See the section in this MD&A titled “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” for further details.

This MD&A contains disclosure of certain non-IFRS financial measures. Non-IFRS measures do not have any standardized meaning prescribed under IFRS. See the section in this MD&A titled “Non-IFRS Measures” for further details.

All dollar amounts included in this MD&A are expressed in Canadian dollars unless otherwise noted. This MD&A is dated as of November 9, 2022, and all information contained in this MD&A is current as of November 9, 2022.

COMPANY OVERVIEW AND STRATEGY

First Mining is advancing a portfolio of gold projects in Canada, with a focus on the Springpole Gold Project (the “Springpole Project” or “Springpole”) in northwestern Ontario and the Duparquet Gold Project (the “Duparquet Project” or “Duparquet”) in Quebec.  Springpole is one of the largest undeveloped gold projects in Ontario. The Company has commenced a Feasibility Study (“FS”) and permitting activities are on-going with a draft Environmental Impact Statement/ Environmental Assessment (“EIS/EA”) for the Springpole Project issued for review and consultation in May 2022. First Mining acquired 100% ownership of the Duparquet Project, one of the largest undeveloped gold projects in Quebec, in Q3 2022.  First Mining also owns the advanced-stage Cameron Gold Project in Ontario. The portfolio of First Mining’s gold project interests includes a 30% interest in the Pickle Crow Gold Project in Ontario (being advanced by Auteco Minerals Ltd.), a 49% interest in the Hope Brook Gold Project in Newfoundland (being advanced in partnership with Big Ridge Gold Corp.), an equity interest in Treasury Metals Inc. (“Treasury Metals”), and a portfolio of 21 gold royalties.

2022 HIGHLIGHTS

The following highlights the Company’s most recent developments (including subsequent events up to November 9, 2022).

Project Highlights

Springpole

·	Advancement of Feasibility Study work activities, including metallurgical test work, process design and preliminary pit slope guidelines, and mine design.
·	Detailed site characterization work was undertaken to support Feasibility Study-level preliminary pit slope, dyke and Co-Disposal Facility design work.
·	In the nine months ended September 30, 2022, 5,780 metres (“m”) of geotechnical and hydrogeological drilling was completed at the Springpole Gold Project.
·	Published the draft Environmental Impact Statement/Environmental Assessment document in May 2022 and progressed ongoing environmental fieldwork and studies.
·	Continued engagement with local Indigenous rights holders, government regulators and stakeholders of the Springpole Project.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Birch-Uchi

·	A summer field program was completed over our Birch-Uchi land package consisting of soil geochemistry, mapping, and prospecting.
·	A targeted exploration drilling campaign was carried out on the Swain Lake property, consisting of a 5-hole drill program totaling 1,557 m.
·	A 3,800 line kilometre (“km”) geophysical airborne survey was commenced over portions of the Birch-Uchi land package at the end of September 2022, to further support district exploration targeting in 2023 and beyond.

Quebec

·	In February 2022, the Company announced that it had acquired an aggregate of 286,904 common shares of Beattie Gold Mines Ltd. (“Beattie”), a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession that form a large part of the Duparquet Gold Project located on the Destor-Porcupine Fault in Quebec. Together with the 187,839 common shares of Beattie already indirectly owned by the Company through its wholly-owned subsidiary, Clifton Star Resources Inc. (“Clifton Star”), the Company increased its ownership in Beattie from 10% to 25.3% of the issued and outstanding common shares of Beattie.
·	On September 12, 2022, the Company released an updated Mineral Resource Estimate for the Duparquet Project, and filed a technical report that was prepared for the Company by InnovExplo Inc. in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and titled “NI 43-101 Technical Report and Mineral Resource Estimate Update for the Duparquet Project, Quebec, Canada,” dated October 6, 2022, with an effective date of September 12, 2022. The 2022 Mineral Resource Estimate for the Duparquet Project comprises 3.4 million ounces (“Moz”) of gold in the Measured and Indicated category, plus an additional 1.6 Moz of gold in the Inferred category.
·	On September 15, 2022, the Company announced that it had completed the acquisition of all the issued and outstanding common shares of Beattie that were not already owned directly or indirectly by First Mining. In addition, First Mining also concurrently completed the acquisitions of 2699681 Canada Ltd. and 2588111 Manitoba Ltd. (the “Concurrent Transactions”), two private companies that hold surface rights and mining rights, respectively, with respect to the Duparquet Project. As a result, First Mining now owns 100% of the Duparquet Project. The total consideration for the acquisition of Beattie and the Concurrent Transactions was $8,727,177 in cash and the issuance of 71,532,516 common shares of First Mining (“First Mining Shares”) for a total transaction value of approximately $24 million. The value related to the Beattie and Clifton Star transactions previously held by the Company was transferred at cost at the date of acquisition of the Concurrent Transactions. The total acquisition cost of the Duparquet Project, including the Company’s initial investment in Beattie, 2699681 Canada Ltd. and 2588111 Manitoba Ltd. through Clifton Star, was $30.5 million in cash and the issuance of common shares of First Mining Shares.

Corporate Highlights

·	On March 29, 2022, the Company announced the appointment of Jeff Reinson as Chief Operating Officer, who will lead the Company’s project development and water and tailings management for the feasibility stage for the Springpole project.
·	On August 11, 2022, the Company announced the departure of the Company’s former Chief Financial Officer, Andrew Marshall, and the appointment of Lisa Peterson as the Company’s new Chief Financial Officer effective September 16, 2022.
·	On September 2, 2022, the Company completed a non-brokered private placement of flow-through common shares (“FT Shares”) across two tranches, raising aggregate gross proceeds of $5,324,960. The Company issued an aggregate of 17,749,868 FT Shares at a price of $0.30 per FT Shares and paid issuance costs of $231,445 in cash.
·	On September 2, 2022, the Company completed a non-brokered private placement of First Mining Shares issued on a flow-through basis (“FT Shares”) across two tranches, raising aggregate gross proceeds of $5,324,960. The Company issued an aggregate of 17,749,868 FT Shares at a price of $0.30 per FT Shares and paid issuance costs of $231,445 in cash.

In March 2020, the World Health Organization declared the COVID-19 outbreak a global pandemic. The Company continues to evaluate the potential impacts arising from COVID-19 on all aspects of its business. For the period ended September 30, 2022, there were no significant operational or financial impacts on the Company.

Page 4

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

SELECT FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):	For the nine months ended September 30
	2022	2021	2020
Mineral Property Cash Expenditures(1)	$20,072	$11,241	$9,474
Net Loss	(8,148)	(31,867)	(33,345)
Total Cash Used in Operating Activities(3)	(3,320)	(5,503)	(3,497)
Basic and Diluted Net Loss Per Share (in Dollars)(4)	$(0.01)	$(0.05)	$(0.05)

Financial Position (in $000s):	September 30,	December 31,	December 31,
	2022	2021	2020
Cash and Cash Equivalents	$6,587	$29,516	$28,901
Working Capital(2)	2,004	33,956	9,201
Investments	4,715	13,386	18,425
Mineral Properties	219,196	170,017	179,429
Investment in Treasury Metals Inc.	6,000	15,400	63,812
Investment in PC Gold Inc.	21,535	21,570	-
Investment in Big Ridge Gold Corp.	2,915	1,491	-
Total Assets	264,533	260,309	301,213
Total Non-current Liabilities	$17,588	$26,429	$16,835

(1)	This represents mineral property expenditures per consolidated statements of cash flows.
(2)

This is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information please see the section in this MD&A titled “Non-IFRS Measures”.

(3)	Per the consolidated statement of cash flows in each corresponding period.
(4)	The basic and diluted loss per share calculations result in the same amount due to the anti-dilutive effect of outstanding stock options and warrants.

Net Loss – Fluctuations in net loss are typically caused by non-cash items. Removing the impact of these non-cash items shows that the income statement loss from operational activities is more consistent over the periods presented at an average of approximately $1.8 million. However, there was a non-recurring $1.1 million payment in Q1 2022 in relation to reimbursement of legal fees and expert costs associated with a settlement agreement in respect of certain litigation in which Clifton Star was a named defendant. The change in net loss from non-cash items for the nine months ended September 30, 2022 compared to the same period last year, included a $13.9 million decrease from an fair value adjustment of non-current assets, a $5.1 million decrease in the equity loss of equity accounted investments and $3.0 million decrease in investments held at fair value.

Cash and Cash Equivalents – the decrease in 2022 was primarily due to cash used in operational activities and investing activities at the Company’s mineral projects, particularly Springpole and the acquisition of 100% of the Duparquet Project. The cash used was partly offset by financing activities related to the flow-through private placement in Q3 2022 and cash received through sales of investments in marketable securities. See the section in this MD&A titled “Financial Condition, Liquidity and Capital Resources”.

Total Assets – increased relative to December 31, 2021, primarily due to the flow-through private placement in Q3 2022 and the purchase of the Duparquet Project. The increase in total assets was offset by cash spent on operating expenses in the income statement together with a reduction in the fair value of our investments held in current assets and the $9.0 million fair value adjustment recorded against our Investment in Treasury Metals.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

ONTARIO MINERAL PROPERTY PORTFOLIO LOCATIONS (1)

(1)

Pickle Crow is subject to the Auteco Earn-In Agreement pursuant to which Auteco is the operator of the project and owns 70% of PC Gold Inc., the joint venture company that owns the project (PC Gold Inc. was formerly a wholly-owned subsidiary of First Mining until Auteco completed stage 1 of its earn-in to PC Gold in June 2021).

MINERAL PROPERTY PORTFOLIO GOLD RESERVES (1)

The Springpole Project is the only mineral project owned by First Mining that has Mineral Reserves attributed to it. The Mineral Reserves for Springpole are based on the conversion of Indicated Mineral Resources within the current pit design. The Mineral Reserves for the Springpole Gold Project are shown below (for further details, see the technical report entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021, which was prepared by AGP Mining Consultants Inc. (“AGP”) in accordance with NI 43-101 and is available under First Mining’s SEDAR profile at www.sedar.com):

Springpole Proven and Probable Reserves

Category	Tonnes (Mt)	Grade Au (g/t)	Grade Ag (g/t)	Contained Metal Au (Moz)	Contained Metal Ag (Moz)
Proven	0.0	0.0	0.0	0.0	0.0
Probable	121.6	0.97	5.23	3.8	20.5
Total	121.6	0.97	5.23	3.8	20.5

Notes:

(1)	The Mineral Reserve estimate has an effective date of December 30, 2020 and is based on the Mineral Resource estimate that has an effective date of July 30, 2020.
(2)	The Mineral Reserve estimate was completed under the supervision of Gordon Zurowski, P.Eng., of AGP, a Qualified Person as defined under NI 43-101.
(3)	Mineral Reserves are stated within the final design pit based on a US$878/oz Au pit shell with a US$1,350/oz Au price for revenue.
(4)	The equivalent cut-off grade was 0.34 g/t gold (“Au”) for all pit phases.
(5)	The mining cost averaged $2.75/t mined, processing cost averaged $14.50/t milled, and the G&A cost averaged $1.06/t milled. The process recovery for gold averaged 88% and the silver recovery was 93%.
(6)	The exchange rate assumption applied was $1.30 equal to US$1.00.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

MINERAL PROPERTY PORTFOLIO GOLD RESOURCES (1)

Project	Tonnes	Gold Grade (g/t)	Silver Grade (g/t)	Contained Gold Ounces (oz)	Contained Silver Ounces (oz)
Measured Resources
Cameron Gold Project(2)	3,360,000	2.75	-	297,000	-
Duparquet Gold Project(3)	183,600	1.43	-	8,500	-
Indicated Resources
Springpole Gold Project(4)	151,000,000	0.94	5.00	4,600,000	24,300,000
Hope Brook Gold Project (49%)(8)	2,695,000	4.77	-	413,560	-
Cameron Gold Project(5)	2,170,000	2.40	-	167,000	-
Duparquet Gold Project(3)	69,022,700	1.55	-	3,432,100	-
Duquesne Gold Project	1,859,200	3.33	-	199,161	-
Inferred Resources
Springpole Gold Project(4)	16,000,000	0.54	2.80	300,000	1,400,000
Hope Brook Gold Project (49%)(8)	409,640	4.11	-	53,900	-
Cameron Gold Project(6)	6,535,000	2.54	-	533,000	-
Pickle Crow Gold Project (30%) (7)	2,835,600	4.10	-	369,150	-
Duparquet Gold Project(3)	37,371,900	1.36	-	1,636,000	-
Duquesne Gold Project	1,563,100	5.58	-	280,643	-
Pitt Gold Project	1,076,000	7.42	-	257,000	-
Total Measured Resources	3,543,600	2.68	-	305,500	-
Total Indicated Resources	226,746,900	1.20	5.00	8,811,821	24,300,000
Total Measured and Indicated Resources	230,290,500	1.23	5.00	9,117,321	24,300,000
Total Inferred Resources	65,791,240	1.61	2.80	3,429,693	1,400,000

(1)	The Mineral Resources set out in this table are based on the technical report for the applicable property, the title and date of which are set out under the applicable property description within the section “Mineral Property Portfolio Review” in this MD&A or in the Company’s AIF for the year ended December 31, 2021, which is available under the Company’s SEDAR profile at www.sedar.com. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.
(2)	Comprised of 2,670,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Measured Mineral Resources at 2.66 g/t Au, and 690,000 tonnes of underground (2.00 g/t Au cut-off) Measured Mineral Resources at 3.09 g/t Au.
(3)	The Measured, Indicated and Inferred Mineral Resources for Duparquet shown in the above table represents a 100% ownership interest in the Duparquet Gold Project by First Mining, which comprises the Beattie, Donchester, Dumico and Central Duparquet properties.
(4)	Springpole Mineral Resources are inclusive of Mineral Reserves. Open pit Mineral Resources are reported at a cut-off grade of 0.30 g/t Au. Cut-off grades are based on a price of US$1,550/oz Au and $20/oz (“Ag”), and processing recovery of 88% Au and 93% Ag. The estimated Life of Mine (“LOM”) strip ratio for the resource estimate is 2.36. Silver Mineral Resources for Springpole areshown in separate columns for Silver Grade (g/t) and Contained Silver Ounces (oz).
(5)	Comprised of 820,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Indicated Mineral Resources at 1.74 g/t Au, and 1,350,000 tonnes of underground (2.00 g/t Au cut-off) Indicated Mineral Resources at 2.08 g/t Au.
(6)	Comprised of 35,000 tonnes of pit-constrained (0.55 g/t Au cut-off) Inferred Mineral Resources at 2.45 g/t Au, and 6,500,000 tonnes of underground (2.00 g/t Au cut-off) Inferred Mineral Resources at 2.54 g/t Au.
(7)	The Pickle Crow Gold Project contains total Inferred Mineral Resources of 9,452,000 tonnes at 4.10 g/t Au, for a total of 1,230,500 ounces Au. This is comprised of 1,887,000 tonnes of pit-constrained (0.50 g/t Au cut-off) Inferred Mineral Resources at 1.30 g/t Au, and 7,565,000 tonnes of underground Inferred Mineral Resources that consist of: (i) a bulk tonnage, long-hole stoping component (2.00 g/t Au cut-off); and (ii) a high-grade cut-and-fill component (2.60 g/t Au cut-off) over a minimum width of 1 m. First Mining owns 30% of the Pickle Crow Gold Project, and 70% is owned by Auteco Minerals Ltd. The Inferred Mineral Resources for Pickle Crow shown in the above table reflects First Mining’s percentage ownership interest in the Pickle Crow Gold Project.
(8)	First Mining owns 49% of the Hope Brook Gold Project, and 51% is owned by Big Ridge Gold Corp. The Indicated and Inferred Mineral Resources for Hope Brook shown in the above table only reflects First Mining’s percentage ownership interest.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

MINERAL PROPERTY PORTFOLIO REVIEW

First Mining has properties located in Canada and the United States. The following section discusses the Company’s priority and other significant projects.

As at September 30, 2022 and December 31, 2021, the Company had capitalized the following acquisition, exploration and evaluation costs to its mineral properties:

(in $000s)
	Springpole	Birch-Uchi	Cameron	Duparquet	Duquesne/ Pitt	Hope Brook	Pickle Crow	Others (1)	Total
Balance December 31, 2020	$87,907	$-	$31,875	$2,670	$7,229	$20,612	$24,986	$4,150	$179,429
2021 acquisition and capitalized net expenditures	16,158	1,320	454	428	15	100	3,273	-	21,748
Disposal, impairment or deconsolidation	-	-	-		-	(2,685)	(28,259)	(216)	(31,160)
Balance December 31, 2021	$104,065	$1,320	$32,329	$3,098	$7,244	$18,027	$-	$3,934	$170,017
2022 acquisition and capitalized net expenditures	19,098	1,382	188	30,775	3	-	-	-	51,446
Disposal, impairment, reclassification or option payments	-	-	-		-	(2,175)	-	(92)	(2,267)
Balance September 30, 2022	$123,163	$2,702	$32,517	$33,873	$7,247	$15,852	$-	$3,842	$219,196

(1)

Other mineral properties as at September 30, 2022 and December 31, 2021 include: A 1.5% net smelter return (“NSR”) royalty under the terms of the Treasury Share Purchase Agreement (defined in financial statement note 6); and Turquoise Canyon property in Nevada (under option with Momentum Minerals Ltd. which was subsequently acquired by IM Exploration Inc. on July 6, 2021 and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021).

CANADIAN GOLD PROJECTS

Material Projects

Springpole Gold Project, Ontario

The Springpole Gold Project, as defined in the PFS, covers an area of 41,943 hectares in northwestern Ontario, and consists of 30 patented mining claims, 282 mining claims and thirteen mining leases. Additional mining claims surrounding the Springpole Gold Project were acquired by First Mining in 2021, totaling another 9,209 hectares. The project is located approximately 110 kilometres (“km”) northeast of the Municipality of Red Lake in northwestern Ontario and is situated within the Birch-Uchi Greenstone Belt. The large, open pittable resource is supported by significant infrastructure, including a 38-person onsite camp, winter road access, a logging road within 15 km of the camp, and nearby power lines within 40 km. The Springpole Gold Project is located within an area that is covered by Treaty Nine and Treaty Three First Nations Agreements. With approximately 4.6 million ounces of gold and 24 million ounces of silver in the Indicated Mineral Resource category, the Springpole Gold Project is one of the largest undeveloped gold projects in Ontario1.

During the nine months ended September 30, 2022, the most significant expenditures at the Springpole Gold Project were:

·	$6,520,000 in connection with ongoing drilling, exploration and technical studies;
·	$6,348,000 in connection with environmental data collection activities, assaying, field work;
·	$2,605,000 for site employees’, contractors’ salaries and management salaries allocations;
·	$1,913,000 in connection with land tenure and advanced royalty acquisitions;
·	$1,711,000 in connection with travel, fuel and other expenditures.
$19,098,000

________________________________

1 Source: S&P Market Intelligence database as of April 16, 2022. Ranking among undeveloped primary gold resources per jurisdiction.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

During the nine-months ended September 30, 2022, and up to the date of this MD&A, the most significant operational developments at the Springpole Gold Project were:

1. 2022 Technical Programs

Since completing the PFS for Springpole in January 2021, First Mining has been engaged in a number of significant technical programs to further optimize the development plan for Springpole and to further define the project scope for the Environmental Assessment (“EA”) process and into the Feasibility Study (“FS”) process.  These programs are ongoing and include FS-level metallurgical test work, geotechnical drilling and site investigation to support FS-level preliminary pit slope, dyke and Co-Disposal Facility design work, an update to the Mineral Resource estimate in the PFS incorporating recent drilling results, completion of a power connectivity study, further review of opportunities to reduce the project’s greenhouse gas footprint (“GHG”), exploring renewable power generation opportunities, additional environmental data collection, predictive environmental effects modelling and studies, and EIS/EA document preparation.

Metallurgical Program

The focus of the FS-level metallurgical program is to confirm metallurgical information and the process design of the PFS, and explore opportunities to enhance metal recoveries and reduce operating and capital costs for Springpole.   Initial metallurgical test work was completed at the end of Q1 2022 and based on these results an additional test work program was commenced to confirm the proposed FS process design.

GHG Footprint Reduction – Electric Assist Haul Trucks

Following the completion of the PFS, First Mining completed an analysis of potential GHG emissions from the Project and determined that opportunities exist to reduce GHG emissions by reducing diesel consumption associated with the haul trucks with the addition of trolley assist in various areas of the mine.  Given that the Project is scoped to be connected to the power grid, First Mining commissioned AGP to study the impact and benefit of a number of electric haul assist technologies. More detailed analysis is warranted and will be carried out in the FS workplan.

Renewable Power Generation Opportunities

First Mining commissioned SLR Consulting Inc. (“SLR”) to complete an initial scoping study of the opportunities to incorporate renewable power generation into the project development plan at Springpole.  The Springpole area has the potential for economic wind and solar resources, as well as a significant biomass opportunity which has been previously studied for the region.  The SLR study concluded that wind and solar were both viable potential supplemental power sources for the Project that warrant further study.  In furtherance of this, First Mining commenced in Q3 2022 site-specific data collection for wind resources and will explore opportunities with the local communities to better understand avenues for partnership in a potential renewable power development.

Environmental Data Collection

The 2022 environmental field work activities involved a comprehensive program to supplement the baseline data that had been collected over several previous years. The studies covered a broad range of disciplines across the biological, physical and human environments including air quality, noise, surface water, groundwater, geochemistry, aquatic biology, terrestrial and vegetation and wildlife. Two air quality monitoring stations near the Project site have been operated to gather continuous samples.

Surface water studies included monthly surface water quality sampling at 32 locations as well as flow measurements and lake level measurements at six locations. Hydrogeological testing was conducted to improve the understanding of groundwater movement in the area and groundwater quality samples were collected at 11 monitoring wells. The geochemical characterization program included static and kinetic testing of mine rock and tailings as well as static testing of aggregate and overburden. An aerial survey was undertaken early in the year to study Boreal Caribou and other ungulates and furbearers.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Other key wildlife and habitat studies included bird and bat surveys as well as vegetation community and wetland mapping. Extensive aquatic studies were undertaken including fish community and habitat assessments, fish tissue sampling, eDNA studies, as well as plankton and benthic invertebrate studies. The information collected will inform the EA and First Mining will continue to collect data on the existing environment in 2023 to support future permitting.

Environmental Impact Statement/Environmental Assessment (EIS/EA) Preparation

Following a successful environmental field season and the approval of the Provincial EA Terms of Reference on November 8, 2021, WSP (previously Wood plc), on behalf of First Mining, has undertaken further studies to inform the EA documentation covering key areas of the environment at Springpole, including geochemistry, groundwater quantity and quality, surface water quality, hydrology, air quality, noise and vibration, and terrestrial components.The draft EA also includes economic modelling and highlights the economic and social benefits of the Project. The technical work has been documented and presented in a draft EIS/EA which was published in May 2022. Consultation and engagement is ongoing to obtain feedback from Indigenous communities, regulators, and stakeholders.

Key Catalysts for Springpole Project Development in 2023

First Mining is anticipating a number of important project advancements in 2023, including:

·	Continuation of the FS work, including process design and preliminary pit slope guidelines for the mine design
·	Final results for other process and tailings facility optimization trade-off studies to be included in the FS
·	Additional targeted geotechnical work for design of open pit and Co-Disposal Facility
·	Commencement of other FS engineering activities such as dyke design, Co-Disposal Facility design, road access and transmission line design, and other site infrastructure requirements
·	Ongoing engagement and subsequent updates to the environmental effects studies and EIS/EA report

2. Completion of Pre-Feasibility Study in 2021

On January 20, 2021, First Mining announced the results of a positive PFS for the Springpole Gold Project. The PFS evaluates recovery of gold and silver from a 30,000 tonne-per-day (“tpd”) open pit operation at Springpole, with a process plant that will include crushing, grinding, and flotation, with fine grinding of the flotation concentrate and agitated leaching of both the flotation concentrate and the flotation tails followed by a carbon-in-pulp recovery process to produce doré bars. For full details regarding the PFS for the Springpole Gold Project, see the technical report, entitled “NI 43-101 Technical Report and Pre-Feasibility Study on the Springpole Gold Project, Ontario Canada” dated February 26, 2021, which was prepared by AGP in accordance with NI 43-101 and is available under First Mining’s SEDAR profile at www.sedar.com.

PFS Highlights

·	US$1.5 billion pre-tax NPV5% at US$1,600 per ounce /(“oz”) Au, increasing to US$1.9 billion at US$1,800/oz Au
·	US$995 million post-tax NPV5% at US$1,600/oz Au, increasing to US$1.3 billion at US$1,800/oz Au
·	36.4% pre-tax internal rate of return (“IRR”); 29.4% after-tax IRR at US$1,600/oz Au
·	Life of mine (“LOM”) of 11.3 years, with primary mining and processing during the first 9 years and processing lower-grade stockpiles for the balance of the mine life
·	After-tax payback of 2.4 years
·	Declaration of Mineral Reserves: Proven and Probable Reserves of 3.8 Moz Au, 20.5 Moz Ag (121.6 Mt at 0.97 g/t Au, 5.23 g/t Ag)
·	Initial capital costs estimated at US$718 million, sustaining capital costs estimated at US$55 million, plus US$29 million in closure costs
·	Average annual payable gold production of 335 koz (Years 1 to 9); 287 koz (LOM)
·	Total cash costs of US$558/oz (Years 1 to 9); and US$618/oz (LOM)(1)
·	All-in sustaining costs (“AISC”) of US$577/oz (Years 1 to 9), and AISC US$645 (LOM)(2)

Note: Base case parameters assume a gold price of US$1,600/oz and a silver price of US$20/oz, and an exchange rate ($ to US$) of 0.75. All currencies in the PFS are reported in U.S. dollars unless otherwise specified. NPV calculated as of the commencement of construction and excludes all pre-construction costs.

(1) Total cash costs consist of mining costs, processing costs, mine-level general and administrative (“G&A”) costs, treatment and refining charges and royalties.

(2) AISC consists of total cash costs plus sustaining and closure costs.

Page 10

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Economic Sensitivities

The economics and cash flows of the Springpole Gold Project are highly sensitive to changes to the gold price.

Springpole Economic Sensitivity to Gold Price (base case in bold)

Gold Price (US$/oz)	$1,400	$1,600	$1,800	$2,000
Pre-Tax NPV5%	US$1.04 billion	US$1.48 billion	US$1.92 billion	US$2.36 billion
Pre-Tax IRR	28.9%	36.4%	43.2%	49.5%
After-Tax NPV5%	US$690 million	US$995 million	$1.30 billion	$1.60 billion
After-Tax IRR	23.3%	29.4%	35.0%	40.1%

Springpole Economic Sensitivity to Initial Capital Costs (base case in bold)

Initial Capital Costs	+10%	US$718 million	-10%
Pre-Tax NPV5%	US$1.34 billion	US$1.48 billion	US$1.61 billion
Pre-Tax IRR	30.1%	36.4%	44.1%
After-Tax NPV5%	US$875 million	US$995 million	US$1,102 million
After-Tax IRR	23.8%	29.4%	36.3%

Springpole Economic Sensitivity to Operating Costs (base case in bold)

Operating Costs	+10%	US$2.21 billion	-10%
Pre-Tax NPV5%	US$1.33 billion	US$1.48 billion	US$1.63 billion
Pre-Tax IRR	34.1%	36.4%	38.6%
After-Tax NPV5%	US$890 million	US$995 million	US$1,098 million
After-Tax IRR	27.6%	29.4%	31.3%

The Mineral Resources defined in the PFS do not reflect the significant opportunities that are available for resource expansion or discovery of additional ore bodies in the Springpole district, and readers are cautioned that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. First Mining believes that the Springpole Gold Project has several avenues for resource expansion, both within the existing property footprint and regionally in the under-explored Birch-Uchi Greenstone belt.

Page 11

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

·	Further Geotechnical Studies. A better hydrogeological and geotechnical understanding may increase pit slope angles, potentially reducing costs associated with mining waste material.
·	Additional Mineralization. There are geophysical and geological targets in the area around the current resource, where additional drilling has the potential to identify additional mineralization that could support Mineral Resource estimation with upside potential for the LOM.

3. Environmental Permitting and Baseline Data

First Mining continues to advance the Springpole Gold Project through the federal and provincial EA processes. The final Terms of Reference was approved by the Ontario Ministry of the Environment, Conservation and Parks in November 2021 following a comprehensive consultation process. First Mining completed draft EA reports which were issued for consultation in May 2022.  Consultation and engagement on the draft EA with Indigenous communities, regulators and stakeholders will take place through the remainder of 2022 and into 2023 in order to shape the final EA submission.

Environmental data collection will continue through 2023 to continue to supplement the existing dataset to support the final EA and future permitting. All EA-related materials are publicly available through First Mining’s website at www.firstmininggold.com.

Page 12

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

4. Silver Stream transaction with First Majestic Silver Corp.

On June 10, 2020, First Mining entered into a Silver Purchase Agreement with First Majestic pursuant to which First Majestic agreed to pay First Mining total consideration of US$22.5 million (the “Advance Payment”), in three tranches, for the right to purchase 50% of the payable silver produced from the Springpole Gold Project for the life of the project (the “Silver Stream”). The transaction closed on July 2, 2020, and under the terms of the transaction:

·	US$10 million was paid by First Majestic on closing the transaction, with US$2.5 million paid in cash and the remaining US$7.5 million satisfied by the issuance to First Mining of 805,698 common shares of First Majestic (the “First Majestic Shares”);
·	US$7.5 million was paid by First Majestic upon First Mining publicly announcing the completion of a positive PFS for the Springpole Gold Project, with US$3.75 million paid in cash and the remaining US$3.75 million satisfied by the issuance to First Mining of 287,300 First Majestic Shares (the number of First Majestic shares issued was based on the 20-day volume-weighted average trading price (“VWAP”) of the First Majestic Shares on the TSX at the time); and
·	US$5 million is payable by First Majestic upon First Mining receiving approval of a federal or provincial EA for the Springpole Gold Project, with US$2.5 million payable in cash and US$2.5 million payable in First Majestic Shares (based on 20-day VWAP of the First Majestic Shares on the TSX at the time).

In addition, upon closing the transaction on July 2, 2020, First Mining issued 30 million common share purchase warrants (“First Mining Warrants”) to First Majestic pursuant to the terms of the Silver Purchase Agreement. Each First Mining Warrant entitles First Majestic to purchase one First Mining Share at an exercise price of $0.40 for a period of five years. As a result of the distribution of shares and warrants of Treasury Metals that was completed on July 15, 2021, pursuant to the adjustment provisions of the First Mining Warrants, the exercise price of these warrants was reduced from $0.40 to $0.37, and the number of these warrants was increased from 30.0 million to 32.1 million.

In the event the Company were to default, First Majestic may terminate the Silver Purchase Agreement and the Advance Payment received by First Mining at that time would become repayable. The Silver Stream has an initial term of 40 years from July 2, 2020. The term is automatically extended by successive 10-year periods as long as the life of mine continues for the Springpole Gold Project.

Page 13

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Upon receipt of its share of silver production, First Majestic will make cash payments to First Mining for each ounce of silver paid to First Majestic under the Silver Purchase Agreement equal to 33% of the lesser of the average spot price of silver for the applicable calendar quarter, and the spot price of silver at the time of delivery (the “Silver Cash Price”), subject to a price cap of US$7.50 per ounce of silver (the “Price Cap”). The Price Cap is subject to annual inflation escalation of 2%, commencing at the start of the third year of production. First Mining has the right to repurchase 50% of the Silver Stream for US$22.5 million at any time prior to the commencement of production at Springpole.

The proceeds received by First Mining are being used to advance the Springpole Gold Project through the FS process and will also be used to advance the project through the federal and provincial EA processes.

Birch-Uchi Gold Projects, Ontario (Regional land acquisitions)

With its Birch Uchi Gold Projects, First Mining consolidated regional scale exploration opportunity surrounding its Springpole Project. A consolidated land tenure, located in the Birch Uchi Greenstone Belt, presents an exciting opportunity for discovery in an area which is historically underexplored and has only seen a fraction of the exploration work that has been done in the neighbouring Red Lake and Pickle Lake greenstone belts. The region has seen increased exploration activity to the north and west of Springpole over the last two years. Historically the Birch Uchi Greenstone Belt has hosted several past-producing gold mines including: Argosy – which produced approximately 100,000 oz. at 11.4 g/t Au; Uchi – with a reported 114,000 oz. at 4.7 g/t Au; and a number of smaller gold and base metal mines including the Jackson, Manion, Hudson-Patricia, Bathurst and Sol d’Or mines, which produced gold in the 1930s at reported grades of 17.5 g/t Au.

First Mining significantly increased its land package in the region in 2021 through acquisitions and option agreements, resulting in a current total controlled area of approximately 72,000 Ha (including the Springpole Project) in the district. Prospective targets in this new land package include the past-producing high-grade Sol d’Or mine; the Swain Lake property, Vixen North - located nearby the past-producing Argosy mine - and the Birch Lake Property, which includes the High-Grade Island prospect where historical drilling has intersected gold grades up to 245 g/t.

Page 14

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

In 2021, First Mining advanced these property acquisitions and option agreements by completing a regional data compilation and targeting exercise on the Birch-Uchi Greenstone Belt, and conducting district scale gold occurrence reconnaissance on First Mining’s claims. In total, 45 gold occurrences were visited, and 191 rock samples were analyzed for multi-element geochemistry.

N
515000
520000
525000
530000
535000
540000
545000
550000
555000
560000
565000
5700000
5695000
5690000
5685000
5680000
5675000
5670000
Vixen North
Birch Lake
Springpole
Horseshoe Island
Horseshoe East
Shabumeni
Satterly
Springpole
Stargazer
Swain Post
Swain Lake
Vixen South
Vixen West
0 1.25 2.5 5 7.5 10
Kilometers
Legend
Springpole
FMG Drill Hole
FMG Grab Samples
FMG Soil Samples
FMG Properties
Bedrock Geology (Source: Ontario Geological Survey)
Calc-alkaline basalt
Conglomerate
Diorite
Felsic tuff
Felsic volcanics
Gabbro
Granite
Granodiorite
Interm volcanics
Intermediate tuff
Mafic volcanics
Monzonite
Mudstone
Porphyry
Syenite
Tholeitic basalt
Tonalite
Volcano-sedimentary
Wacke
FIRST MINING GOLD
FMG | BUGB 2022
Exploration Work
September, 2022

During the summer of 2022, First Mining followed up and expanded on its 2021 targeting work with a comprehensive field program consisting of soil geochemistry, mapping, prospecting and drilling. The soil geochemistry campaign was focused on prospective areas including four of the option properties to advance regional scale vectoring. A total of 705 soil samples were collected during this campaign. Mapping & prospecting campaigns were carried out on the Birch Lake, Swain Lake, Vixen, Stargazer, Horseshoe East and Satterly properties, where more than 500 grab samples were collected and submitted for gold and multi-element analysis.  A targeted exploration drilling campaign was carried out on the Swain Lake property, which consisted of a 5-hole drill program totaling 1,557 m.

Towards the end of September 2022, the Company initiated a geophysical airborne survey over portions of the Birch-Uchi land package, proposing to fly approximately 3,800 line kilometres, benchmarking and vectoring regional scale magnetic and electromagnetic features for supporting exploration targeting through the use of integrated datasets for 2023 and beyond.

Summary of Birch-Uchi Option Agreements

On February 18, 2021, the Company entered into a three-year option agreement pursuant to which First Mining may earn a 100% interest in Exiro’s Swain Post property located in northwestern Ontario through future cash and share payments of approximately $250,000 to Exiro during the term of the option, and by completing all assessment work requirements on the property during the option term. The Swain Post property comprises 237 single cell mining claims covering nearly 5,000 Ha. It is located approximately 5 km west of First Mining’s western-most property boundary at Springpole.

On April 29, 2021, the Company and its wholly-owned subsidiary, Gold Canyon, entered into an earn-in agreement with Whitefish Exploration Inc. which gives First Mining the right to earn, through Gold Canyon, an initial 70% interest in the Swain Lake property by making cash payments totaling $200,000 and share payments totaling $425,000, and by incurring at least $500,000 worth of expenditures on the Swain Lake property during the first 3 years of the earn-in term. Upon completing the first stage of the earn-in, First Mining will hold, through Gold Canyon, a 70% interest in the Swain Lake property and will have an additional period of 2 years within which to acquire the remaining 30% of the property by paying $1 million in cash to Whitefish and by issuing $1 million worth of First Mining Shares to Whitefish. If the second stage of the earn-in is not completed, Whitefish and Gold Canyon will enter into a joint venture agreement with respect to the Swain Lake property.

The Swain Lake property comprises 82 single cell mining claims covering 1,640 Ha. It is located approximately 2 km from First Mining’s western-most property boundary at Springpole and immediately to the east of the Swain Post property.

On September 7, 2021, the Company and its wholly-owned subsidiary, Gold Canyon, entered into an earn-in agreement with ALX which gives First Mining the right to earn, through Gold Canyon, an initial 70% interest in ALX’s Vixen North, Vixen South and Vixen West properties in northwestern Ontario (collectively, the “Vixen Properties”) by making cash payments totaling $550,000 and share payments totaling $400,000, and by incurring at least $500,000 worth of expenditures on the Vixen Properties during the first 3 years of the earn-in term.  Upon completing the first stage of the earn-in, First Mining will hold, through Gold Canyon, a 70% interest in the Vixen Properties and will have an additional period of 2 years within which to acquire the remaining 30% of the properties by paying $500,000 in cash to ALX and by issuing $500,000 worth of First Mining Shares to ALX. If the second stage of the earn-in is not completed, ALX and Gold Canyon will enter into a joint venture agreement with respect to the Vixen Properties.

On October 4, 2021, the Company announced it had entered into an earn-in agreement with Pelangio Exploration Inc. (“Pelangio”) which gives First Mining the right to earn, through Gold Canyon, up to an 80% interest in Pelangio’s Birch Lake and Birch Lake West properties (collectively, the “Birch Lake Properties”) over the course of two stages and a period of six years. Initially, First Mining (through Gold Canyon), may earn a 51% interest in the Birch Lake Properties by making cash payments totaling $350,000, issuing a total of 1,300,000 First Mining Shares and by incurring at least $1,750,000 worth of expenditures on the Birch Lake Properties during the first 4 years of the earn-in term.  Upon completing the first stage of the earn-in, First Mining will have an additional period of 2 years within which to acquire a further 29% interest in the Birch Lake Properties by paying $400,000 to Pelangio in cash or First Mining Shares (at First Mining’s sole discretion) and by incurring an additional $1,750,000 worth of expenditures on the Birch Lake Properties.  Upon completing the second earn-in stage, First Mining will hold a 80% interest in the Birch Lake Properties, and Gold Canyon and Pelangio will enter into a joint venture agreement with respect to the properties (if First Mining notifies Pelangio at any time after exercising the first earn-in that it will not complete the second earn-in stage, the joint venture will be formed as of the date of such notice, and First Mining will hold, through Gold Canyon, a 51% interest in the Birch Lake Properties). Updates were made to the terms of the earn-in agreement in an amendment agreement dated September 22, 2022, in which a deadline for First Mining to incur and fund expenditures of not less than $250,000 by the first anniversary of the closing date of the earn-in agreement was extended to the second anniversary of the closing date.

The Birch Lake Properties include the High-Grade Island Prospect, which is located to the northeast of First Mining’s Springpole Gold Project. The Birch Lake Properties cover approximately 3,700 Ha.

On October 29, 2021, the Company entered into a three year earn-in agreement with a private individual pursuant to which First Mining may earn a 100% interest in the Stargazer and other properties (the “Stargazer Properties”) in northwestern Ontario by making cash and share payments of $250,000 to the private individual during the term of the option, and by incurring at least $350,000 worth of expenditures on the Stargazer Properties during the three-year option term.

During the nine months ended September 30, 2022, the most significant expenditures at the Birch-Uchi Gold Projects were:

·	$455,000 in connection with property acquisition costs;
·	$438,000 for site employees’ salaries and management salary allocations;
·	$385,000 in connection with drilling, exploration and technical consultation; and
·	$104,000 for field work, travel, assaying and environmental expenditures
$1,382,000

Page 15

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Duparquet Gold Project, Quebec

Through the Company’s acquisition of Clifton Star in 2016, the Company acquired a 10% equity interest in the shares of each of Beattie, 2699681 Canada Ltd., and 2588111 Manitoba Ltd., three private companies which directly or indirectly own various mining concessions and surface rights that comprise the Duparquet Gold Project located on the Destor-Porcupine Fault in Québec. in January 2017, the Company also acquired a 100% interest in the 16 claims covering 339 ha which comprised the adjoining Central Duparquet Property. Infrastructure includes site roads, access to electrical power, tailings storage facility and water management solutions and ancillary site buildings.

On February 8, 2022, the Company announced that it had acquired, from two individuals, an aggregate of 286,904 common shares of Beattie, a private company that owns the mineral rights to mining claims that make up the former Beattie mining concession that form a large part of the Duparquet Gold Project. The per share consideration paid under the transaction was C$4.44 cash per Beattie share and 26.62 First Mining Shares per Beattie share for a total consideration of C$1,272,824 in cash and 7,636,944 First Mining Shares. Together with the 187,839 common shares of Beattie already owned by the Company (through Clifton Star), the Company increased its ownership to 474,743 shares of Beattie, thereby increasing its percentage ownership of the issued and outstanding common shares of Beattie from 10% to 25.3%.

On September 15, 2022, the Company announced that it had completed the acquisition of all the issued and outstanding common shares of Beattie that were not already owned by First Mining.  In addition, First Mining also concurrently completed the acquisitions of 2699681 Canada Ltd. and 2588111 Manitoba Ltd. (the “Concurrent Transactions”). As a result, First Mining now owns 100% of the Duparquet Gold Project.

The total consideration in connection with the acquisition of Beattie and the Concurrent Transactions was $8,727,177 in cash and the issuance of 71,532,516 First Mining Shares for a total transaction value of approximately $24 million based on the twenty trading days volume weighted average price for First Mining Shares as of the last trading day prior to the Company’s initial announcement regarding these transactions on July 18, 2022.

Property Description

The Duparquet Gold Project consists of four contiguous mineral exploration properties: Beattie, Donchester, Central Duparquet, Dumico and the tailings from the former Beattie mine. The Project is located in the Abitibi region of the province of Quebec, approximately 50 km north of the city of Rouyn-Noranda.

The Project site has infrastructure which includes paved, provincial highways from Rouyn-Noranda to the south and LaSarre to the north, both mining communities that can provide mining infrastructure and skilled labour to develop a mine. The Project site is also proximal to Quebec’s hydroelectric power grid.

Page 16

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Previously the property was comprised of 2 separate Mining Concessions (Beattie and Donchester mines), but in 2021 the mining concessions reverted back to mining claims, and the current property is comprised of fifty map-designated claims covering an area of 1,079 ha. The property covers a strike length of 8 km in an E-W direction.

Historical Work

Gold was initially discovered in the Duparquet Township in 1910 by John Beattie. The Beattie and adjoining Donchester mines were in production from 1933 to 1956, producing upwards of 1.3 million ounces of gold.  In the mid-1930s Beattie Gold Mines was the largest gold producer in Quebec. From the 1980s to 2007, very limited exploration was carried out. Clifton Star had an option on the property between 2009 and 2014. During this time, Clifton Star and their partners completed more than 260,000 m of surface diamond drilling and channel sampling. Clifton Star also completed an environmental baseline study, environmental assessment study and numerous metallurgical studies. Mineral resource estimates were also carried out that were included in the preliminary economic assessment and a Prefeasibility Study.   The Clifton Star option was terminated in 2014 and the property was returned to the previous owners, with Clifton Star retaining a 10% interest in the companies that held the properties.

Since the effective date of the previous mineral resource estimate (InnovExplo, Poirier et al., 2014), the Company (Clifton Star) and the previous owners (Beattie and 2588111 Manitoba Ltd.) have completed an additional 57 surface drill holes totalling 9,548 m, that were not included in the 2014 Mineral Resource estimate for the Project.

Bench-scale and pilot plant metallurgical testwork programs have also been completed on the Project; preliminary metallurgical testwork was undertaken in 2012 to support a PEA, and in 2013, further flotation, pressure oxidation, cyanidation, rheology and environmental testwork was completed, including a pilot plant for a PFS. Outotec was also mandated in 2013 to carry out filtration testwork. The overall gold results from flotation concentrate, pressure oxidation (POX) and CIL circuit as well as flotation tail cyanidation for the ore resulted in an overall recovery of gold ranging from 91.9% to 95.4%.  A preliminary pilot test program investigated pressure oxidation and hot curing processing of a Duparquet flotation concentrate to render precious metals extractable by cyanidation. The recovery of gold from the pilot plant hot cure discharge ranged from 94.7% to 96.5%. Bench-scale test work was also performed on two samples of existing tailings on the Project. The test work for the flotation-POX/CIL flowsheet resulted in overall gold recoveries from the tailings ranging from 83.5% to 93.3%.

Page 17

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Recent Developments

On September 12, 2022, the Company released an updated Mineral Resource estimate for the Project, prepared by InnovExplo Inc. in accordance with NI 43-101. The accompanying technical report for the updated Mineral Resource estimate titled “NI 43-101 Technical Report and Mineral Resource Estimate Update for the Duparquet Project, Quebec, Canada,” dated October 6, 2022, with an effective date of September 12, 2022, can be found on the Company’s website at www.firstmininggold.com and on SEDAR under the Company’s issuer profile at www.sedar.com.

The updated Mineral Resource estimate considers additional drilling (57 holes; 9,549 m) completed since the previous resource estimate, and utilizes a deeper optimized pit shell and updated economic parameters. The database for the Mineral Resource estimate for Duparquet contains 904 drill holes and 892 channel samples in outcrops. It contains 173,831 sampled intervals taken from 270,119 m of drilled core and 2,371 analyses from 1,827 m of channels. Significant assay results added to this updated Mineral Resource estimate include 5.65 g/t Au over 34.0 m (BD13-22) on Beattie and 5.58 g/t Au over 5.0 m (D13-18) on Donchester.

The 2022 Mineral Resource estimate for Duparquet comprises 3.4 Moz of gold in the Measured and Indicated category, plus an additional 1.6 Moz of gold in the Inferred category, and is presented in full in Table 1 below. This updated Mineral Resource estimate represents a 10.5% increase in the Measured and Indicated category and a 13.4% increase in the Inferred category from the previous Mineral Resource estimate completed in 2014. The resource area has an E-W strike length of 4.5 km, a width of approximately 1 km, and a vertical extent of 1,050 m below surface.

Table 1: Duparquet Gold Project – 2022 Mineral Resource Estimate

Area (mining method)	Cut-off (g/t)	Measured resource			Indicated resource			Inferred resource
		Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces	Tonnage (t)	Au (g/t)	Ounces
Open Pit	0.40	163,700	1.37	7,200	59,410,600	1.52	2,909,600	28,333,000	1.07	970,400
UG Mining	1.50	-	-	-	5,506,900	2.26	399,300	9,038,900	2.29	665,600
Tailings	0.40	19,900	2.03	1,300	4,105,200	0.93	123,200	-	-	-
Total		183,600	1.43	8,500	69,022,700	1.55	3,432,100	37,371,900	1.36	1,636,000

Notes to accompany the Mineral Resource Estimate:

1.	The independent and qualified persons for the Mineral Resource estimate, as defined by NI 43 101, are Marina Lund, P.Geo., Carl Pelletier, P.Geo., Simon Boudreau, P.Eng. from InnovExplo Inc. and Guy Comeau, P.Eng. from Soutex. The effective date of the estimate is September 12, 2022.
2.	These Mineral Resources are not Mineral Reserves, as they do not have demonstrated economic viability. There is currently insufficient data to define these Inferred Mineral Resources as Indicated or Measured Mineral Resources and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category. The Mineral Resource estimate follows current CIM Definition Standards.
3.	The results are presented in situ and undiluted and have reasonable prospects of economic viability.
4.

In-pit and underground estimates encompass sixty (60) mineralized domains and one dilution envelope using the grade of the adjacent material when assayed or a value of zero when not assayed; The tailings estimate encompass four (4) zones.

5.	In-pit and underground: High-grade capping of 25 g/t Au; Tailings: High-grade capping of 13.0 g/t Au for Zone 1, 3.5 g/t Au for Zone 2, 1.7 g/t Au for Zone 3 and 2.2 g/t Au for Zone 4. High-grade capping supported by statistical analysis was done on raw assay data before compositing.

Page 18

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

6.	In-pit and underground: The estimate used a sub-block model in GEOVIA SURPAC 2021 with a unit block size of 5m x 5m x 5m and a minimum block size of 1.25m x 1.25m x1.25m. Grade interpolation was obtained by ID2 using hard boundaries. Tailings: The estimate used a block model in GEOVIA GEMS with a block size of 5m x 5m x 1m. Grade interpolation was obtained by ID2 using hard boundaries.
7.	In-pit and underground: A density value of 2.73 g/cm3 was used for the mineralized domains and the envelope. A density value of 2.00 g/cm3 was used for the overburden. A density value of 1.00 g/cm3 was used for the excavation solids (drifts and stopes) assumed to be filled with water. Tailings: A fixed density of 1.45 g/cm3 was used in zones and waste.
8.	In-pit and underground: The Mineral Resource estimate is classified as Measured, Indicated and Inferred. The Measured category is defined by blocks having a volume of at least 25% within an envelope built at a distance of 10 m around existing channel samples. The Indicated category is defined by blocks meeting at least one (1) of the following conditions: Blocks falling within a 15-m buffer surrounding existing stopes and/or blocks for which the average distance to composites is less than 45 m. A clipping polygon was generated to constrain Indicated Mineral Resources for each of the sixty (60) mineralized domains. Only the blocks for which reasonable geological and grade continuity have been demonstrated were selected. All remaining interpolated blocks were classified as Inferred Mineral Resources. Blocks interpolated in the envelope were all classified as Inferred Mineral Resources. Tailings: The Measured and Indicated categories were defined based on the drill hole spacing (Measured: Zones 1 and 2 = 30m x 30m grid; Indicated: Zone 3 = 100m x 100m grid and Zone 4 = 200m x 200m grid).
9.	In-pit and underground: The Mineral Resource estimate is locally pit-constrained with a bedrock slope angle of 50° and an overburden slope angle of 30°. The out-pit Mineral Resource met the reasonable prospect for eventual economic extraction by having constraining volumes applied to any blocks (potential underground extraction scenario) using DSO. It is reported at a rounded cut-off grade of 0.4 g/t Au (in-pit and tailings) and 1.5 g/t Au (UG). The cut-off grades were calculated using the following parameters: mining cost = CA$70.00 (UG); processing cost = CA$11.9 to 17.0; G&A = CA$8.75; refining and selling costs = CA$ 5.00; gold price = US$ 1,650/oz; USD:CAD exchange rate = 1.31; and mill recovery = 93.9%. The cut-off grades should be re-evaluated in light of future prevailing market conditions (metal prices, exchange rates, mining costs etc.).
10.	The number of metric tons and ounces was rounded to the nearest hundred, following the recommendations in NI 43 101. Any discrepancies in the totals are due to rounding.
11.	The authors are not aware of any known environmental, permitting, legal, title-related, taxation, socio-political, or marketing issues, or any other relevant issue not reported in the Technical Report, that could materially affect the Mineral Resource estimate.

Future Work Plans

First Mining, through its wholly-owned subsidiary Mines d’Or Duparquet Inc. (Duparquet Gold Mines Inc. - formerly Clifton Star), plans to advance the Duparquet Project commencing in 2023 with environmental data collection to update the environmental baseline data previously collected by Clifton Star in 2012 and 2013 to support the regulatory approval process for the Project.  Future planned work by First Mining will also include engineering trade-off studies and an updated economic study to build on the solid technical foundation established by the Project in the 2014 Pre-Feasibility Study.

First Mining has initiated discussions with the relevant Quebec ministries to address environmental and legacy infrastructure issues as part of the redevelopment of the property. The Company is committed to working in partnership with the municipality of Duparquet, citizens and Indigenous communities.In addition, First Mining intends to commence a robust regional exploration data compilation, integration and targeting exercise to develop a path supporting potential resource expansion, resource classification upgrading, and exploration discovery.

Page 19

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Cameron Gold Project, Ontario

The Cameron Gold Project consists of a district-scale, 528 square kilometre (53,000 Ha) land package in northern Ontario, encompassing the Cameron Gold Deposit, the West Cedartree deposits (including Dubenski and Dogpaw), the East Cedartree deposit, and several other highly prospective gold showings that have historically been explored by both surface and underground drilling and mine development.

The project is centered around the foundational resource of the Cameron gold deposit containing 464,000 oz Au in the Measured and Indicated categories, and an additional 533,000 oz Au in the Inferred category. Mineralization is greenstone‐hosted, mainly within mafic volcanic rocks that are coincident with a northwest trending shear zone (Cameron Lake Shear Zone) which dips steeply to the northeast. The Mineral Resource estimate for the Cameron Gold Project was completed in 2017, and its associated technical report titled “Technical Report on the Cameron Gold Deposit, Ontario, Canada” and dated January 17, 2017, was prepared by Optiro Pty Limited in accordance with NI 43-101 and is available under the Company’s SEDAR profile at www.sedar.com. The project benefits from excellent infrastructure with year-round highway access, an exploration camp, a powerline within 20 km, and is 88 km from New Gold’s Rainy River gold mine.

The 2020 acquisition of the East Cedartree claims consolidated a strategic section of the Cameron Gold Project and resulted in an increase in over 3,200 Ha of prospective mineral tenure to the original Cameron Gold Project land package.

During the nine months ended September 30, 2022, the most significant expenditures at the Cameron Gold Project were:

·	$69,000 in connection with exploration and technical consulting;
·	$66,000 for site employees’ salaries and management salary allocations;
·	$34,000 in connection with ongoing environmental permitting and community consultations; and
·	$15,000 for provincial and municipal taxes.
$183,000

Page 20

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

On December 3, 2020, the Company entered into an asset purchase agreement with Metalore to acquire its East Cedartree claims. The transaction closed on December 9, 2020. Under the terms of the transaction, First Mining paid Metalore $3 million in cash and issued 3 million First Mining Shares to Metalore. The East Cedartree claims contain an existing Mineral Resource estimate that was prepared in accordance with NI 43-101 and encompass a highly favourable geological setting for new gold discoveries in close proximity to the existing known deposits at the Company’s Cameron and West Cedartree properties. The acquisition of the East Cedartree claims consolidates First Mining’s land holdings at Cameron into a single contiguous block and added a further 3,200 Ha to the 49,574 Ha that First Mining already holds in the district. As a result of the acquisition of the East Cedartree claims, the Cameron Gold Project now covers an area of 52,774 Ha and comprises 24 patented claims, 2,001 mining claims, 4 mining leases, and 7 Licenses of Occupation.

In 2021 First Mining completed surface water and groundwater quality sampling on and around the Cameron Gold Project in order to maintain an ongoing process of data collection to support any baseline studies for future permitting. Work on the property also included historical drill core organization and site infrastructure maintenance. Exploration field work was also carried out in 2021, which consisted of a 10-day rock sampling program with approximately 50 samples collected for analysis.

In 2022, First Mining completed a desktop study comprising of data compilation, geological modelling and exploration target generation on the West Cedartree and East Cedartree areas of the property. Further work in 2022 will expand this model to include the Cameron Lake Deposit and the eastern extents of the property.

An initial 4,000 m drill program at the project is planned for 2023 in order to advance the exploration potential of the local geology and identify new drill targets at the West Cedartree and East Cedartree claims. An exploration permit application in support of this planned work was submitted by First Mining in 2021 and is under review by the Ontario Ministry. First Mining continues to provide opportunities for the sharing of updates and information about the Cameron Gold Project with local Indigenous communities. Animakee Wa Zhing #37 First Nation and First Mining signed an exploration agreement in June 2021.

Other Mineral Properties and Mineral Property Interests

The following table sets out the Company’s remaining projects by region. These projects are 100%-owned by the Company.

Canada	USA
Duquesne, Québec (1)	Turquoise Canyon, Nevada(2)
Pitt, Québec

(1)

In connection with an agreement entered into by Clifton Star on July 31, 2012, prior to its acquisition by First Mining, Clifton Star purchased 0.5% of a 3% NSR royalty on the Duquesne Gold Project for $1,000,000 in cash. Per the terms of this agreement, beginning June 2019, the remaining 2.5% NSR must be purchased over the ensuing five years in tranches of 0.5% for $1,000,000 for each tranche. Management is currently in discussions with the royalty owners regarding potential amendments to the timing and amount of any future payments related to this royalty repurchase.

(2)

Property under option agreement with Westward Gold Inc. The $25,000 cash and $216,000 in share payments that the Company has received to date was pursuant to the option agreement that the Company entered into with Momentum (which was subsequently acquired by IM Exploration Inc. on July 6, 2021, and IM Exploration Inc. was renamed to Westward Gold Inc. on October 7, 2021).

Page 21

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

NSRs owned by or available to First Mining

Through recent transactions, First Mining has created the following portfolio of existing and potential NSR gold royalties on certain of our currently owned and previously owned mineral properties and property interests. The Company is currently evaluating potential strategic opportunities available to enhance and optimize the value of its royalty portfolio.

Royalty	NSR Rate	Key Terms
Pickle Crow (Ontario, Canada)	2.00%	1.00% buy-back for US$2.5 million
Hope Brook (Newfoundland, Canada)	1.50%	0.5% buy-back for $2.0 million
Goldlund (Ontario, Canada)	1.50%	0.5% buy-back for $5.0 million
Mexican Projects (1) (11 including Las Margaritas)	1.00%	1.00% buy-back for US$1.0 million on each project
Turquoise Canyon (Nevada, USA)	2.00%	1.00% buy-back for US$1.0 million
Joutel, Québec	1.00%	No buy-back option
Morris, Québec	1.00%	No buy-back option
Ronguen (Burkina Faso)	1.00%	1.00% buy-back for US$1.0 million
Pompoi (Burkina Faso)	1.50%	1.50% buy-back for $1.5 million
Lac Virot Iron Ore (Labrador, Canada)	2.00%	1.00% buy-back for $1.0 million

(1)	The Mexican project NSRs include: Sonora - Miranda, Apache, Socorro, San Ricardo, Los Tamales, Puertecitos, Batacosa; Durango – Las Margaritas; Oaxaca – Geranio, Lachatao, El Roble.

For further information on all of the Company’s mineral properties, see the Company’s AIF for the year ended December 31, 2021 which is available under the Company’s SEDAR profile at www.sedar.com, as an exhibit to the Company’s Form 40-F on EDGAR at www.sec.gov.

Non-Material Projects

Hope Brook Gold Project, Newfoundland

The Hope Brook Gold Project is located 85 km east of Port aux Basques, Newfoundland and covers an area of 26,650 Ha over six mineral licenses, with a deposit hosted by pyritic silicified zones occurring within a deformed, strike-extensive advanced argillic alteration zone. A technical report for the Hope Brook Gold Project titled “NI 43-101 Technical Report for the Hope Brook Gold Project, Newfoundland and Labrador, Canada” and dated May 6, 2021 (effective date April 6, 2021), was prepared by Mercator Geological Services Limited for Big Ridge Gold Corp. in accordance with NI 43-101 and is available under Big Ridge Gold’s SEDAR profile at www.sedar.com.

The resource covers 1.5 km of an 8 km mineralized structure. The project has well maintained infrastructure on site, including an operational 28-person camp, an 1,100 m airstrip, ice-free docking facility and importantly, connection to the provincial electrical power grid via an on-site substation.  The Hope Brook Gold Project was a former operating gold mine that produced 752,163 oz Au from 1987 to 1997.

Page 22

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Earn-In Agreement with Big Ridge Gold

On April 6, 2021, First Mining announced that it had entered into an earn-in agreement (the “Big Ridge Earn-In Agreement”) with Big Ridge pursuant to which Big Ridge may earn up to an 80% interest in Hope Brook. A summary of the transaction is set out in the table below and additional detail related to the earn-in arrangement is included in the Company’s news release dated April 6, 2021.

Hope Brook Gold Project Earn-in Summary
Upfront Consideration (Complete)	Stage 2 Earn-in (additional 29% earn-in over 2 years)
● $100,000 cash upon closing	● $10,000,000 in project exploration spend
● 11.5 million shares of Big Ridge upon closing	● Up to 10 million shares of Big Ridge /19.9% “top-up”
Stage 1 Earn-in (51% earn-in over 3-year period) (Complete)	Additional Terms:
● $10,000,000 in project exploration spend	● JV to be created upon completion of Stage 1
● 15 million shares of Big Ridge	● First Mining free carried to a feasibility study
● 1.5% NSR royalty (0.5% buyback for $2.0M)	● $2M cash payment upon commercial production

First Mining also has the right to nominate one member to the Board of Directors of Big Ridge (the “Big Ridge Board”) for so long as First Mining owns at least 10% of the issued and outstanding shares of Big Ridge. James Maxwell, the Company’s VP, Exploration, was appointed to the Big Ridge Board in January 2022 as the Company’s nominee.

In the year ended December 31, 2021, the Company received $500,000 and 11,500,000 shares of Big Ridge upon closing the transaction, which were credited against the Hope Brook project mineral property on the Company’s Statement of Financial Position as at September 30, 2021. The Company has determined that its ownership of Big Ridge shares and its representation on the Big Ridge Board gives it significant influence over Big Ridge, resulting in the Big Ridge Investment being recorded on First Mining’s financial statements using the equity method of accounting as an investment in associate.

On September 13, 2022, the Company announced that Big Ridge had completed the Stage 1 earn-in requirements with respect to the Hope Brook Gold Project, as set out in the Big Ridge Earn-In Agreement.  As required under the agreement, Big Ridge has (i) incurred $10 million in qualifying exploration expenditures at Hope Brook, (ii) issued 15,000,000 common shares of Big Ridge to First Mining, and (iii) granted to First Mining a 1.5% net smelter return royalty on Hope Brook, of which 0.5% can be bought back by Big Ridge for $2 million.

With the Stage 1 Earn-In now complete, Big Ridge has earned a 51% ownership interest in Hope Brook and has until June 8, 2026 to acquire an additional 29% direct interest in Hope Brook (the “Stage 2 Earn-In”) by: (i) incurring a further $10 million in exploration expenditures; and (ii) issuing additional Big Ridge Shares to First Mining in the amount that is the lesser of (a) 10,000,000 Big Ridge Shares; or (ii) the number of Big Ridge Shares which, when combined with the number of Big Ridge Shares owned by First Mining at the time of issuance, would result in First Mining owning 19.9% of the issued and outstanding Big Ridge Shares outstanding. Upon completion of the Stage 2 Earn-In, First Mining will hold a 20% interest in Hope Brook which will be free carried until the completion of a Feasibility Study by Big Ridge.

As at mid-September, Big Ridge had completed 61 diamond drill holes and released results from 33 of those holes. The Phase 1 drill program at Hope Brook has focused on connecting the Main Zone and the 240 Zone near surface and at depth, respectively, and testing the down dip extensions to both the Main and 240 Zones. Results from the Phase 1 drill program will be included in an updated Mineral Resource estimate that Big Ridge expects to issue in the first half of 2023.

Page 23

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

SELECT QUARTERLY FINANCIAL INFORMATION

Financial Results (in $000s Except for per Share Amounts):
	2022-Q3	2022-Q2	2022-Q1	2021-Q4	2021-Q3	2021-Q2	2021-Q1	Q2020-Q4
Net Income (Loss)	$(2,669)	$(4,707)	(773)	(6,485)	$2,419	$(1,283)	$(33,001)	$530
Fair value adjustment of non-current assets	2,180	7,424	-	749	-	-	23,555	-
Total cash used in operating activities (2)	(28)	(859)	(2,434)	(940)	(1,689)	(1,940)	(1,874)	(725)
Basic and Diluted Net Income (Loss) Per Share (in dollars) (3)	(0.00)	(0.01)	(0.00)	(0.01)	0.00	(0.00)	(0.05)	0.00
Financial Position (in $000s):
Cash and Cash Equivalents	6,587	15,641	23,724	29,516	30,348	33,762	39,174	28,901
Working Capital (1)	2,004	14,275	23,861	33,956	41,109	34,898	19,893	9,201
Investments	4,715	6,320	11,183	13,386	17,331	20,450	13,907	18,425
Mineral Properties	219,196	185,459	180,918	170,017	165,073	160,322	186,761	179,429
Investment in Treasury Metals Inc.	6,000	7,800	15,271	15,400	16,260	16,236	39,867	63,812
Investments in PC Gold Inc.	21,535	21,568	21,569	21,570	21,570	35,999	-	-
Investment in Big Ridge Gold Corp.	2,915	1,465	1,434	1,491	1,569	1,577	-	-
Investment in Beattie Gold Mines, Ltd.	-	5,543	5,544	-	-	-	-	-

Total Assets	264,533	247,249	267,385	260,309	260,510	299,750	287,856	301,213
Total Non-Current Liabilities	$17,588	18,919	25,974	26,429	24,116	$31,855	$32,522	$16,835

(1)	These are non-IFRS measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please refer to the section in this MD&A titled “Non-IFRS Measures”.
(2)	Per the consolidated statements of cash flows in each of the corresponding periods presented.
(3)	The basic and diluted loss per share calculations result in the same amount due to the anti‐dilutive effect of outstanding stock options and warrants in all periods.

Key trends in the quarterly results are as follows

Net loss – quarter to quarter fluctuations are typically due to the timing of non-cash items. Share-based payments expense, which fluctuates due to the timing and number of stock option grants together with the associated fair value dollar amount calculated at the time of the grant, is one of the more common examples. In addition to non-recurring impairment charges which are required as and when facts dictate, other non-cash items are fair value movements on the Silver Stream derivative liability and certain investments based on underlying market prices at period end. As can be seen in the table above, the fluctuation in cash used in operating activities does not tend to vary nearly as much as net income (loss).

Cash and cash equivalent – fluctuations are principally due to the amount and timing of cash used to fund investing activities at the Company’s mineral property portfolio, offset by the potential for financings provided by private placements, public offerings, the exercise of options and warrants to support such activities and the divestment of project interests or investment positions. A reduction in cash and cash equivalents in Q3 2022 is primarily due to the $8.7 million cash consideration related to the completed acquisition of the Duparquet Project.

Page 24

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Total assets –  quarterly changes are the direct result of fluctuations described above in cash and cash equivalents and investments in the current asset category, and due to mineral property expenditure additions and more recently the equity loss and recorded fair value adjustments of our investments in Treasury Metals, Big Ridge Gold, and PC Gold, all of which are in the non-current asset category.

Non-current liabilities – changes occur predominantly due to the Silver Stream derivative liability fair value movement at each period end date.

RESULTS OF CONTINUING OPERATIONS

Unless otherwise stated, the following financial data was prepared on a basis consistent with IFRS and extracted from the unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022.

Third Quarter 2022 Compared to Third Quarter 2021

For the three months ended September 30, 2022, net loss for the period has increased by $5,088,000 compared to the three months ended September 30, 2021. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods - (Increase) decrease	Explanation
Loss from operational activities
Transfer Agent and Filing Fees	$193,000	Decrease due to lower spending at TSX Inc. and Broadridge
Fair value adjustment of non-current assets (non-cash)	$(2,180,000)	Increase related to the write-down of the investment in Treasury Metals and Big Ridge carrying value in Q3 2022. The investments are equity accounted and experienced a decline in fair value.
Other items
Change in fair value on Silver Stream derivative liability (non-cash)	$6,405,000	Decrease in value gain on the silver stream derivative compared to Q3 2021 period which was primarily a result of the discount rate and silver price futures curve movements between periods.
Investments fair value loss (non-cash)	$3,949,000

Decrease in fair value loss between periods primarily due to the decrease in the Auteco share price in Q3 2022 compared to a much smaller fair value loss recorded in Q3 2021 and the sale of Globex shares during the period.

Equity loss and dilution impacts of equity accounted investments (non-cash)	$(394,000)	Increase primarily relates to the Treasury Metals and Big Ridge equity loss recorded in Q3 2022 due to the increased activity compared to the same period last year.
Net loss for the period	$(5,088,000)

Increase in net loss predominantly relates to the prior year fair value gain on the Silver Stream liability and the fair value adjustment of Treasury Metals and Big Ridge carrying value. The net loss was partially offset by the decrease in investment fair value loss recorded in Q3 2022.

Other comprehensive loss
Investments fair value loss (non-cash)	$367,000

Decrease due to less fair value losses on marketable securities recorded through OCI in Q3 2022 compared to the same period last year as a result of the underlying share price changes in these strategic investments.

Net loss and comprehensive loss	$(4,643,000)	Increase in net loss and comprehensive loss compared to net income and comprehensive income predominantly relates to the reasons given above for the net loss variance.

Page 25

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Nine Months Ended September 30 2022 Compared to Nine Months Ended September 30 2021

For the nine months ended September 30, 2022, net loss for the period has decreased by $23,779,000 compared to the nine months ended September 30, 2021. The most significant components of this overall change are explained by the following:

Income Statement Category	Variance between Periods - (Increase) decrease	Explanation
Loss from operational activities
Investor relations and marketing communications	$762,000	Decrease due reduced marketing and investor relations expenditures on advisory costs year to date.
Professional fees	$396,000	Decrease due to reduction in legal fees in connection with advising on transactions related to Treasury Metals and General corporate matters.
Transfer agent and filing fees	$285,000	Decrease due to lower spending at TSX Inc. and Broadridge due to decreased activity.
Fair value adjustment of non-current assets (non-cash)	$13,951,000

Decrease related to the $23.6 million write-down of the investment in Treasury Metals carrying value in Q1 2021. The investment is equity accounted and experienced a significant decline in fair value which resulted in a fair value adjustment charge.

Other items
Gain on deconsolidation of subsidiary	$9,280,000

Following completion of the Stage 1 earn-in by Auteco in Q2 2021, First Mining’s percentage ownership of PC Gold was reduced from 100% to 49% which led to a loss of control and deconsolidation of the PC Gold subsidiary.

Change in fair value gain on Silver Stream derivative liability (non-cash)	$(9,407,000)

Fair value gain on the silver stream derivative compared with a fair value loss in 2021 period which was primarily result of the discount rate, market volatility and silver price futures curve movements between periods.

Investments fair value loss (non-cash)	$3,103,000	Decrease in fair value loss between periods primarily due to the fall in First Majestic share price in 2021.
Equity loss and dilution impacts of equity accounted investments (non-cash)	$5,091,000	Decrease relates to the Treasury Metals equity loss recorded in 2022 being significantly lower than the movement recorded in Q2 2021 which reflected a $5 million dilution event.
Net loss for the period	$23,719,000

Decrease in net loss predominantly relates to the prior year fair value adjustment of non-current assets and gain on deconsolidation of subsidiary which was partially offset by the fair value gain on the Silver Stream derivative liability recorded in 2022, compared with a loss in 2021.

Other comprehensive loss
Investments fair value (loss) (non-cash)	$(2,469,000)

Increase due to fair value losses on marketable securities recorded through OCI in 2022 compared to fair value gains recorded in the comparative 2021 period due to underlying share price changes in these strategic investments.

Mineral property investments fair value loss (non-cash)	$(3,021,000)	Decrease due to larger fair value losses on mineral property investments recorded through OCI in 2022 compared to the 2021 period primarily a result of a change in spot gold price.

Net loss and comprehensive loss	$18,244,000	Decrease in net loss and comprehensive loss predominantly relates to the reasons given above for the net loss variance.

Page 26

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

(in $000s)	Nine months ended September 30,
	2022	2021
CASH PROVIDED BY (USED IN)
Operating activities	$(3,320)	$(5,503)
Investing activities	(24,611)	1,688
Financing activities	4,970	5,305
Foreign exchange effect on cash	32	(43)
CHANGE IN CASH AND CASH EQUIVALENTS	(22,929)	1,447
Working capital (1)	2,004	41,109
Cash and cash equivalents, beginning	29,516	28,901
Cash and cash equivalents, ending	$6,587	$30,348

(1)

Working capital is a non-IFRS measurement with no standardized meaning under IFRS and may not be comparable to similar financial measures presented by other issuers. For further information and a detailed reconciliation, please see the section in this MD&A titled “Non-IFRS Measures – Working Capital”.

Key reasons for variances from September 30, 2021 to September 30, 2022 include:

·

The decrease in cash and cash equivalents was primarily due to cash used in investing and operating activities related to the acquisition of the Duparquet asset and mineral property expenditures partially offset by cash proceeds from the private placement and sale of investments;

·	Cash used in operating activities decreased due to a reduction in net loss for the period from non-cash and overall operating activities compared to the same period last year;
·	Cash used in investing activities increased primarily due to the Duparquet property acquisition and increased mineral property expenditures at Springpole and Birch-Uchi. In addition, cash provided by proceeds from sale of investments declined notably between the periods;
·	Cash provided by financing activities slightly decreased despite a private placement that occurred in Q3 2022. Sources of financing for the first nine months of 2021 pertained to the proceeds from the First Majestic Silver Stream and exercise of warrants and stock options.
·

Working capital is lower in third quarter 2022 compared to third quarter 2021 due to the reduction of the underlying cash balance, fair value of Investments in Current Assets and the increase in accounts payable, and accrued liabilities.

Trends in Liquidity, Working Capital, and Capital Resources

As at September 30, 2022, the Company had working capital of $2,004,000 (December 31, 2021 - $33,956,000). The Company has no history of revenues from its operating activities. The Company is not in commercial production on any of its mineral properties and accordingly does not generate cash from operations. During the nine months ended September 30, 2022, the Company had negative cash flow from operating activities. The Company anticipates it will have negative cash flow from operating activities into the foreseeable future.

Since the year ended December 31, 2020, the Company has financed its activities through means such as the Silver Stream upfront proceeds and sales of its investments in other companies. In addition to adjusting spending, disposing of assets and seeking other non-equity sources of financing, the Company remains reliant on equity markets for raising capital through the issuance of new shares until it can generate positive cash flow from operations to finance its exploration and development programs.

The Company believes it has sufficient cash resources to maintain its mineral properties in good standing for the next twelve months and meet its flow through expenditure obligations.

Page 27

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

OUTLOOK

We remain focused on advancing the Company’s strategic objectives and towards near-term milestones, which include the following:

·	Advancing the Springpole EA process which includes a focus on community, Indigenous rights holder and stakeholder engagement.
·	Advancing environmental and technical work at the Duparquet Gold Project, including environmental baseline monitoring, geological data compilation and targeting, and commencement of an updated economic study.
·	Progressing the Springpole Feasibility Study, including metallurgical work, geotechnical optimization, FS-level site design work, and further process optimization with a targeted FS release in 2023.
·	Springpole and Birch-Uchi exploration activities to identify and follow-up on regional targets.
·	Pending receipt of exploration permits, executing a Cameron drill program to increase understanding of local geology and identify new targets.
·	Maintaining a strong balance sheet and cash position to fund investing activities consistent with First Mining’s business strategy.
·	Continuing with the environmental, social and governance (“ESG”) reporting framework as outlined in the Company’s inaugural ESG report published in July 2022.

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. Fair value is based on quoted market prices unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of the Company’s financial instruments and their fair value is included in the unaudited interim financial statements for the three and nine months ended September 30, 2022 and the audited consolidated financial statements for the year ended December 31, 2021, filed on SEDAR at www.sedar.com.

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk and liquidity risk, through the use of financial instruments. The timeframe and the manner in which we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation. We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

RELATED PARTY TRANSACTIONS

Amounts paid to related parties were incurred in the normal course of business and measured at the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties. There were no significant transactions with related parties outside of the ordinary course of business during the period ended September 30, 2022.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources.

FINANCIAL LIABILITIES AND COMMITMENTS

The Company’s current financial liabilities as at September 30, 2022 are summarized as follows:

(in $000s)	Carrying Amount	Contractual Amount	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Accounts payable and accrued liabilities	$4,429	$4,429	$4,429	$-	$-	$-
Lease liability	348	391	167	224	-	-
Total	$4,777	$4,820	$4,596	$224	$-	$-

Page 28

FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

NON-IFRS MEASURES

Alternative performance measures in this document such as “cash cost”, “AISC” and “AIC” are furnished to provide additional information. These non-IFRS performance measures are included in this MD&A because these statistics are used as key performance measures that management uses to monitor and assess future performance of the Springpole Gold Project, and to plan and assess the overall effectiveness and efficiency of mining operations.

Certain Non-IFRS financial measures used in this MD&A are defined below.

Total Cash Costs and Total Cash Costs per Gold Ounce - Total Cash Costs are reflective of the cost of production. Total Cash Costs reported in the PFS include mining costs, processing, water & waste management costs, on-site general & administrative costs, treatment & refining costs, royalties and silver stream credits. Total Cash Costs per Ounce is calculated as Total Cash Costs divided by total LOM payable gold ounces.

All-in Sustaining Costs (“AISC”) and AISC per Gold Ounce - AISC is reflective of all of the expenditures that are required to produce an ounce of gold from operations. AISC reported in the PFS includes Total Cash Costs, sustaining capital and closure costs. AISC per Ounce is calculated as AISC divided by total LOM payable gold ounces.

In addition, the Company has included certain non-IFRS measures in the annual and quarterly information tables above for the calculation working capital as current assets less current liabilities. The Company believes that these measures provide investors with an improved ability to evaluate the performance of the Company.

Non-IFRS measures do not have any standardized meaning prescribed under IFRS. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

ACCOUNTING POLICIES

The Company’s audited consolidated financial statements for the year ended December 31, 2021 are prepared in accordance with IFRS and contain the Company’s accounting policies. Furthermore, there were no changes in the Company’s accounting policies during the second quarter ended September 30, 2022.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Estimation uncertainties are described in the Company’s audited consolidated financial statements for the year ended December 31, 2021.

CRITICAL ACCOUNTING JUDGMENTS

The preparation of financial statements requires management to exercise judgment in the process of applying its accounting policies. Judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, the Company used the same accounting policies and methods of computation as in the Company’s audited consolidated annual financial statements for the financial year ended December 31, 2021. The following section discusses significant accounting policy judgments which have been made in connection with the financial statements for the three and nine months ended September 30, 2022:

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Mineral Property Impairment Indicators

In accordance with the Company’s accounting policy for its mineral properties, exploration and evaluation expenditures on mineral properties are capitalized. There is no certainty that the expenditures made by the Company in the exploration of its property interests will result in discoveries of commercial quantities of minerals. The Company applies judgment to determine whether indicators of impairment exist for these capitalized costs.

Management uses several criteria in making this assessment, including the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of mineral properties are budgeted, and evaluation of the results of exploration and evaluation activities up to the reporting date.

Fair Value Adjustment of Investment in Associates

With respect to its investments in Treasury Metals, PC Gold, and Big Ridge, which are accounted for using the equity method, the Company is required to make estimates and judgments about future events and circumstances and whether the carrying amount of the asset exceeds its recoverable amount. Recoverability of each investment depends on various factors, including the identification of economic recoverability of reserves at the respective exploration properties, the ability of for each company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition of the underlying company shares themselves. The publicly quoted share price of each company, where applicable, is also a source of objective evidence about the recoverable amount of the equity investment.

ACCOUNTING STANDARDS ISSUED BUT NOT YET APPLIED

There are no IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on the Company’s consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on its business operations or financial results. Some of these risks and uncertainties are detailed below. For a comprehensive list of the Company’s risks and uncertainties, see the Company’s AIF for the year ended December 31, 2021 under the heading “Risks that can affect our business”, which is available under our SEDAR profile at www.sedar.com, and on EDGAR as an exhibit to Form 40-F.

Risks related to Financial Instruments

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market risk (including equity price risk, foreign currency risk, interest rate risk and commodity price risk), credit risk, liquidity risk, and capital risk. Where material, these risks are reviewed and monitored by the Board.

The Board has overall responsibility for the determination of the Company’s risk management objectives and policies. The overall objective of the Board is to set policies that seek to reduce risk as much as possible without unduly affecting the Company’s competitiveness and flexibility.

a) Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk includes equity price risk, foreign currency risk, interest rate risk and commodity price risk.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Equity Price Risk

The Company is exposed to equity price risk as a result of holding investments in equity securities of several other mineral property related companies.

If the fair value of our investments in equity instruments designated as fair value through profit and loss (FVTPL) had been 10% higher or lower as at September 30, 2022, net loss for the nine months ended September 30, 2022 would have decreased or increased, respectively, by approximately $243,000 (2021 – $1,300,000). If the fair value of our investments in equity instruments designated as fair value through other comprehensive income (FVTOCI) had been 10% higher or lower as at September 30, 2022, other comprehensive income (loss) for the nine months ended September 30, 2022 would have decreased or increased, respectively, by approximately $229,000 (2021 – $450,000).

Foreign Currency Risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. As at September 30, 2022, the Company was exposed to currency risk on the following financial instruments denominated in US$. The sensitivity of the Company’s net loss due to changes in the exchange rate between the US$ against the Canadian dollar is included in the table below in Canadian dollar equivalents:

Cash and cash equivalents	$1,712
Fair value of Silver Stream derivative liability	$(17,407)
Net exposure	$(15,695)
Effect of +/- 10% change in currency	$(1,569)

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company does not have any borrowings that are subject to fluctuations in market interest rates. Interest rate risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with chartered Canadian financial institutions. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the necessary liquidity to conduct its day-to-day operations. The Company considers this risk to be immaterial.

Commodity price risk

The Company is subject to commodity price risk from fluctuations in the market prices for gold and silver. Commodity price risks are affected by many factors that are outside the Company’s control including global or regional consumption patterns, the supply of and demand for metals, speculative activities, the availability and costs of metal substitutes, inflation, and political and economic conditions. The financial instrument impacted by commodity prices is the Silver Stream derivative liability and indirectly the PC Gold Option held relating to the net dilution from Auteco completing its additional 10% equity interest in PC Gold.

b) Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents, accounts and other receivables, and the reclamation deposit. The Company considers credit risk with respect to its cash and cash equivalents to be immaterial as cash and cash equivalents are mainly held through high credit quality major Canadian financial institutions as determined by ratings agencies. As a result, the Company does not anticipate any credit losses.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it will have sufficient cash to allow it to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company manages its liquidity risk by preparing annual estimates of exploration and administrative expenditures and monitoring actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

See the section in this MD&A titled “Financial Liabilities and Commitments” for a summary of the maturities of the Company’s financial liabilities as at September 30, 2022 based on the undiscounted contractual cash flows.

As at September 30, 2022, the Company had cash and cash equivalents of $6,587,000 (December 31, 2021 – $29,516,000).

d) Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and retention of its mineral properties. The Company has historically demonstrated the ability to raise new capital through equity issuances and/or through surplus cash as part of its acquisitions. In the management of capital, the Company includes the components of shareholders’ equity as well as cash. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations.

Other Risk Factors

Financing Risks

The Company has finite financial resources, has no current source of operating cash flow and has no assurance that additional funding will be available to it for its future activities, including exploration or development of mineral projects. Such further activities may be dependent upon the Company’s ability to obtain financing through equity or debt financing or other means. Failure to obtain additional financing could result in delay or indefinite postponement of exploration and development of the Company’s existing mineral projects and could result in the loss of one or more of its properties.

Exploration and Development Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. These risks include:

·	few properties that are explored are ultimately developed into producing mines;
·	there can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable;
·	with all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions; and
·	mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in our resource base.

Exploration and development of mineral properties is capital intensive and unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and financial condition.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

Global Financial Conditions

Global financial conditions have, at various times in the past and may, in the future, experience extreme volatility. Many industries, including the mining industry, are impacted by volatile market conditions. Global financial conditions may be subject to sudden and rapid destabilizations in response to economic shocks or other events, such as developments concerning COVID-19 and geo-political tensions including acts of war. A slowdown in the financial markets or other economic conditions, including but not limited to consumer spending, employment rates, business conditions, inflation, fluctuations in fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and financial condition. Future economic shocks may be precipitated by a number of causes, including government debt levels, fluctuations in the price of oil and other commodities, volatility of metal prices, geopolitical instability, changes in laws or governments, war, terrorism, the volatility of currency exchanges inflation or deflation, the devaluation and volatility of global stock markets, pandemics and natural disasters. Any sudden or rapid destabilization of global economic conditions could impact the Company’s ability to obtain equity or debt financing in the future on terms favourable to the Company or at all. In such an event, the Company’s operations and financial condition could be adversely impacted.

Public Health Crises

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as COVID-19, and by reactions by government and private actors to such outbreaks. As at the date of this MD&A, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact cannot be estimated with any degree of certainty at this time. Such public health crises can result in disruptions and extreme volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk, availability of financing and inflation. The risks to the Company of such public health crises also include risks to employee health and safety and may result in a slowdown or temporary suspension of operations at some or all of the Company’s mineral properties as well as its head office. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including the conduct of exploration and development programs, cannot be conducted remotely and may be impacted or delayed if the Company experiences limitations on employee mobility. At this point, the extent to which COVID-19 may impact the Company remains uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company’s business, results of operations and financial condition. There can be no assurances that the Company will not be required to further demobilize its personnel and contractors at any of its mineral projects in due to the ongoing COVID-19 pandemic. Any such demobilization may have an adverse impact on the Company’s ability to conduct exploration and further advance its work programs on the affected properties.

Risks Generally

For a comprehensive discussion of the risks and uncertainties that may have an adverse effect on the Company's business, operations and financial results, refer to the Company’s latest AIF for the year ended December 31, 2021 filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/ edgar.html. The AIF, which is filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company.

QUALIFIED PERSONS

Hazel Mullin, P.Geo., Director of Data Management and Technical Services at First Mining, is a Qualified Person as defined by NI 43-101, and is responsible for the review and verification of the scientific and technical information in this MD&A.

Louis Martin, P.Geo., (OGQ 0364) a consultant of First Mining, is a Qualified Person as defined by NI 43-101, and he has reviewed and approved the scientific and technical disclosure in this MD&A relating to the Company’s projects in Quebec.

SECURITIES OUTSTANDING

As at the date on which this MD&A was approved and authorized for issue by the Board, the Company had 802,226,149 common shares issued and outstanding; 50,347,237 warrants outstanding; 45,747,500 options outstanding; 1,890,002 restricted stock units outstanding; 659,000 deferred stock units outstanding.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s Management, with the participation of its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of September 30, 2022, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to Management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s Management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the SEC’s rules and the rules of the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of annual financial statements for external purposes in accordance with IFRS as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting includes policies and procedures that:

·	address maintaining records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
·	provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS;
·	provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of Management and the Company’s Directors; and
·	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There have been no significant changes in our internal controls during the quarter ended September 30, 2022 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s Management, including the CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

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FIRST MINING GOLD CORP.	Management’s Discussion & Analysis
(Expressed in Canadian dollars, unless otherwise indicated)	For the three and nine months ended

FORWARD-LOOKING INFORMATION

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of September 30, 2022. This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations (collectively, “forward-looking statements”). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”. These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: statements regarding the advancement of the Company’s mineral assets towards production; statements regarding the potential for the Company to acquire additional mineral assets in the future; the Company’s plans to advance the Duparquet Gold Project in 2023 by undertaking environmental data collection to update the environmental baseline data previously collected by Clifton Star in 2012 and 2013, and to undertake engineering trade-off studies and an updated economic study for Duparquet; statements regarding the next stages and anticipated timing of the metallurgical study or the environmental, permitting at the Springpole Gold Project; statements regarding opportunities to enhance project economics identified under the PFS for the Springpole Gold Project; statements regarding the potential increase in gold and silver recoveries at the Springpole Gold Project; statements regarding opportunities for resource expansion within the existing footprint of Springpole and in the under-explored Birch-Uchi greenstone belt; statements regarding the continuation in 2023 of environmental data collection at Springpole, and consultation and engagement with Indigenous communities, regulators and stakeholders to support the final EA; statements regarding the anticipated receipt, timing and use of proceeds received by First Mining pursuant to the Silver Purchase Agreement; statements regarding the Company’s intentions and expectations regarding exploration, infrastructure and production potential of any of its mineral properties; statements relating to the Company's working capital, capital expenditures and ability and intentions to raise capital; statements regarding the potential effects of financing on the Company’s capitalization, financial condition and operations; forecasts relating to mining, development and other activities at the Company’s operations; forecasts relating to market developments and trends in global supply and demand for gold; statements relating to future global financial conditions and the potential effects on the Company; statements relating to future work on the Company’s non-material properties; statements relating to the Company’s mineral reserve and mineral resource estimates; statements regarding regulatory approval and permitting including, but not limited to, EA approval for the Springpole Gold Project and the expected timing of such EA approval; statements regarding the Company’s anticipated timing to issue the draft EA for the Springpole Gold Project for consultation, and the timing of such consultations in respect thereof; statements regarding the Company’s compliance with laws and regulations including, but not limited to environmental laws and regulations; statements regarding the Auteco Earn-In Agreement and cash payments, share issuances and exploration expenditure commitments thereunder; statements regarding the Big Ridge Earn-In Agreement and payouts, share issuances and exploration expenditure commitments thereunder; statements regarding the Company’s engagement with local stakeholders including, but not limited to, local Indigenous groups; statements regarding maintaining a strong balance sheet and cash position to fund investing activities consistent with the Company’s business strategy; statements regarding the potential impact of the COVID-19 pandemic; statements regarding key personnel; statements regarding non-IFRS measures and changes in accounting standards; statements relating to the limitation of the Company's internal controls over financial reporting; and statements regarding the preparation or conduct of studies and reports and the expected timing of the commencement and completion of such studies and reports; and statements regarding the Company’s intention to continue with the ESG reporting framework outlined in the Company’s inaugural ESG report that weas published in July 2022.

There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed under the heading “Risks that can affect our business” in the Company’s AIF for the year ended December 31, 2021 and other continuous disclosure documents filed from time to time via SEDAR with the applicable Canadian securities regulators. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained or incorporated by reference in this MD&A has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer’s material mineral projects.

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